Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Dated October 30, 2006
File No. 333-136622

EMERGENT BIOSOLUTIONS INC.

November 14, 2006

Issuer:	Emergent BioSolutions Inc.

Common stock offered by Emergent:	5,000,000 shares

Over-allotment option:	750,000 shares

The underwriters have an option for a period of up to 30 days to purchase up to 480,000 additional shares of common stock from the selling stockholders named in the preliminary prospectus dated October 30, 2006 relating to this offering (the “Preliminary Prospectus”) and up to 270,000 additional shares of common stock from Emergent to cover over-allotments.

Initial public offering price:	$12.50 per share

Net proceeds to Emergent:	Approximately $54.7 million, or approximately $57.8 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by Emergent.

Emergent will not receive any proceeds from the sale of shares of common stock by the selling stockholders as a result of the exercise by the underwriters of their over-allotment option.

Use of proceeds:	As set forth in the Preliminary Prospectus, Emergent expects to use the net proceeds from this offering to fund development of its biodefense and commercial product candidates, a portion of the construction, validation and qualification costs for its new manufacturing facility in Lansing, Michigan and initial engineering design and utility build out of its manufacturing facilities in Frederick, Maryland and the balance for general corporate purposes.

Preferred stock purchase rights:	Each share of common stock will have associated with it one preferred stock purchase right under a rights agreement that Emergent is entering into in connection with this offering. The preferred stock purchase rights will initially trade together with the common stock. Each right, when exercisable, will entitle the registered holder to purchase from Emergent a unit consisting of one-one thousandth of a share of series A junior participating preferred stock at a purchase price of $150 in cash, subject to adjustment.

As adjusted balance sheet data:	Based on the initial public offering price of $12.50 per share, as of September 30, 2006, on an as adjusted basis, cash and cash equivalents would have been approximately $74.6 million, working capital would have been approximately $73.4 million, total assets would have been approximately $185.5 million and total stockholders’ equity would have been approximately $111.4 million.

As adjusted capitalization:	Based on the initial public offering price of $12.50 per share, as of September 30, 2006, on an as adjusted basis, additional paid-in capital would have been approximately $89.8 million, total stockholders’ equity would have been approximately $111.4 million and total capitalization would have been approximately $147.9 million.

Dilution:	Based on the initial public offering price of $12.50 per share, as of September 30, 2006, adjusted net tangible book value after this offering would have been approximately $111.4 million, or approximately $4.07 per share. This represents an immediate increase in net tangible book value per share of $1.53 to existing stockholders and immediate dilution of $8.43 per share to new investors in this offering. New investors will have purchased approximately 18% of the outstanding common stock immediately following the completion of this offering and will have contributed approximately 64% of the total consideration paid for the common stock.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (718) 242-8002.